13003306

No Act

PE 12/30/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 30 2013

Washington, DC 20549

December 30, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-30-13

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: United Parcel Service, Inc.

Dear Ms. Ising:

This is in regard to your letter dated December 30, 2013 concerning the shareholder proposal submitted by Zevin Asset Management, LLC on behalf of David Fenton for inclusion in UPS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that UPS therefore withdraws its December 23, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 30, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of David Fenton
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, United Parcel Service, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statements in support thereof submitted by Zevin Asset Management, LLC on behalf of David Fenton (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent, dated December 30, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 23, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or Ryan Swift, the Company's Assistant Secretary, at (404) 828-8188 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: Ryan Swift, United Parcel Service, Inc.
Sonia Kowal, Zevin Asset Management, LLC

101653648.2

GIBSON DUNN

EXHIBIT A

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Monday, December 30, 2013 12:20 PM
To: Fortt, Sarah E.; shareholderproposals@sec.gov
Cc: rswift@ups.com
Subject: RE: UPS (Zevin_Fenton)

We remain disappointed that we could not find common ground with UPS on the issue detailed in our shareholder proposal. However in light of the legitimate points raised in the no-action request letter and understanding the SEC's onerous workload, we are withdrawing our proposal.

Regards,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

From: Fortt, Sarah E. [mailto:SFortt@gibsondunn.com]
Sent: Monday, December 23, 2013 7:41 PM
To: Sonia Kowal
Subject: UPS (Zevin_Fenton)

Attached please find a copy of the no-action request letter we submitted today on behalf of our client, United Parcel Service, Inc. A copy of this letter also is being sent to you via UPS.

Best,
Sarah

Sarah E. Fortt*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3501 · Fax +1 202.530.4249
SFortt@gibsondunn.com · www.gibsondunn.com
*Admitted only in New York; practicing under the supervision of Principals of the Firm.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 23, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of David Fenton
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, United Parcel Service, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by Zevin Asset Management, LLC on behalf of David Fenton (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that the Board of Directors initiate a review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state or local levels. A summary report of this review prepared at reasonable cost and omitting proprietary information should be reviewed by the Board Governance Committee and provided to shareholders.

The Proposal's supporting statement further "propose[s that] the review should":

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders[.]

The Proposal's whereas recitals indicate that the Proposal is about the Company's "indirect lobbying through trade associations and tax-exempt organizations" and accordingly seeks "[a] high level of transparency [to] ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders." The whereas recitals specifically identify the Company's membership in and sponsorship of the tax-exempt American Legislative Exchange Council as a "partnership [that] may bring significant reputational and business risk to the company."

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareowner proposal previously submitted to the Company that the Company intends to include in its 2014 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2014 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareowner proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the later proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On August 6, 2013, before the Company received the Proposal, which is dated September 23, 2013, the Company received a proposal from Walden Asset Management (the "Walden Proposal," and collectively with the Proposal, the "Proposals"). *See* Exhibits A and B. The Company intends to include the Walden Proposal in its 2014 Proxy Materials. The Walden Proposal states:

> **Resolved,** the shareholders of United Parcel Service ("UPS") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above[.]

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

The standard that the Staff traditionally has applied for determining whether shareowner proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, recon. denied Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the [c]ompany's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareowner conflicts of interest with non-family shareowners could be excluded as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The principal thrust of both the Proposal and the Walden Proposal is the same, namely, providing greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's policies governing these activities:

- *Both Proposals request that the Board prepare a report to be provided to a committee of the Board and to either shareowners or the public.* The Proposal requests that "the Board of Directors initiate a review and assessment . . . [, and prepare a] summary report of this review . . . [to] be reviewed by the Board Governance Committee and provided to shareholders." The Walden Proposal similarly requests that "the Board authorize the preparation of a report . . . [that] shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website."

- *Both Proposals request that the Board report include information about lobbying organizations that the Company supports.* The Proposal states that the report should provide a summary of the Board's "review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation." The Walden Proposal likewise states that the report should disclose "[p]ayments by UPS used for . . . indirect lobbying," defined as "lobbying engaged in by a trade association or other organization of which UPS is a member," and disclose "UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation."

- *Both Proposals target the Company's lobbying activities at the local, state and federal levels.* The Proposal specifies that the Board's review and assessment of lobbying organizations in which the Company is a member or financially supports should include those organizations that "lobby[] on legislation at federal, state or local levels." The Walden Proposal also specifies that the Board should disclose the Company's payments for lobbying by an organization in which the Company is a member, to "include efforts at the local, state and federal levels."

- *Both Proposals also request that the Board report include information about management's role with respect to the Company's lobbying activities.* The Proposal asks that the report "[e]valuate management's rationale for its direct involvement in, or financial support of," the lobbying organizations with which the Company is associated. The Walden Proposal also asks that the report include a "[d]escription of the decision making process and oversight by management . . . for making payments" for lobbying purposes.

The fact that the Proposal and the Walden Proposal share the same principal thrust is further evidenced by the language of their recitals and supporting statements:

- *Both Proposals express a desire for heightened transparency regarding the Company's lobbying activities in order to ensure that such activities are consistent with corporate values.* The Proposal states that "[a] high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values." The Walden Proposal likewise states that "[w]e have a strong interest in full disclosure of our company's lobbying activities and expenditures to assess whether our company's lobbying is consistent with its expressed goals."

- *Both Proposals also express concern about whether the Company's lobbying activities further the best interests of the Company and its shareowners.* The Proposal notes that the report should "determine if support [to a lobbying organization] is in the long-term best interests of the company and its stakeholders." Similarly, the Walden Proposal notes that "[w]e have a strong interest in full disclosure of our company's lobbying activities and expenditures to assess whether our company's lobbying is . . . in the best interests of shareholders and long-term value."

- *Both Proposals are motivated, at least in part, by the Company's membership in and payments to the American Legislative Exchange Council.* For example, the Proposal observes that the "tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. . . . UPS is a corporate board member of ALEC and funds its work." The Walden Proposal also observes that "UPS does not disclose or explain to investors its contributions to the highly controversial American Exchange Legislative Council [*sic*] (ALEC)." Both Proposals even state that 50 companies have disassociated from ALEC because of its positions.

- *Both Proposals also emphasize the lack of transparency with respect to the Company's lobbying activities through trade associations.* For example, the Proposal states that "[i]nvestors are increasingly concerned about how companies lobby, . . . including indirect lobbying through trade associations." Similarly, the Walden Proposal states that the Company has improved its disclosures on political spending

> and lobbying, "but crucial information on lobbying through trade associations is still secret. . . . UPS sits on the Board of the Chamber of Commerce, the largest lobbying spender, which spent over $1 billion lobbying since 1998. Yet UPS does not disclose portions of its trade association payments used for lobbying."

Thus, the primary thrust and focus of both the Proposal and the Walden Proposal is increased transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's policies governing these activities. Therefore, the Proposal substantially duplicates the earlier-received Walden Proposal.

The Staff has concurred that a variety of proposals addressing lobbying are substantially duplicative for purposes of Rule 14a-8(i)(11) even where the terms and the breadth of the two proposals have been somewhat different. *See, e.g.*, *Johnson & Johnson* (avail. Feb. 23, 2012). The fact that the Proposal requests that the report summarize the Board's "review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying," whereas the Walden Proposal requests that the report disclose the Company's lobbying policies and procedures, expenditures for direct lobbying and grassroots lobbying communications, and Board and management oversight over lobbying expenditures in addition to "[p]ayments by UPS used for . . . indirect lobbying" and "UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation," does not meaningfully differentiate the Proposals. In *Johnson & Johnson*, the company received a proposal requesting that the board prepare a report describing the policies, procedures and outcomes of the company's legislative and regulatory public policy advocacy activities, to include disclosure of (1) how the company "identifies, evaluates and prioritizes public policy issues of interest," (2) the "outcomes of the [c]ompany's lobbying activities" and (3) how the outcomes impact the company's business and reputation. The company argued that this proposal substantially duplicated an earlier-received proposal, which requested that the board prepare a report disclosing the company's lobbying policies and procedures, lobbying expenditures, membership in organizations that write or endorse legislation and board and management oversight over lobbying expenditures. The Staff concurred with the exclusion of the later-received proposal under Rule 14a-8(i)(11).[1] *See also The Goldman Sachs Group, Inc.* (avail. Mar. 14, 2012) (concurring with the exclusion of a proposal requesting that the board report on its policies and procedures for identifying, evaluating and prioritizing public policy issues of interest to the company as substantially duplicative of an earlier-received proposal requesting disclosure of the company's lobbying policies and procedures, lobbying expenditures and

---

[1] The earlier-received proposal was later withdrawn by the proponent, so the Staff considered an alternative basis for omission of the later-received proposal in *Johnson & Johnson (Recon.)* (avail. Mar. 2, 2012).

membership in lobbying organizations); *Pfizer Inc.* (avail. Feb. 17, 2012) (concurring with the exclusion of a proposal requesting that the board report on the company's process for identifying and prioritizing lobbying activities as substantially duplicative of an earlier-received proposal requesting that the company publish in newspapers the company's political contributions and lobbying efforts).

The Proposal is similar to the later-received proposal in *Johnson & Johnson* in that it asks the Board to disclose the Company's rationale for supporting certain lobbying organizations and the impact of these relationships on the Company's business and reputation, and the Walden Proposal is virtually identical to the earlier-received proposal in *Johnson & Johnson*.[2] Thus, consistent with *Johnson & Johnson*, the Proposal substantially duplicates the earlier-received Walden Proposal. Although the Proposal and the Walden Proposal differ in their precise terms and breadth, both Proposals seek to provide greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's policies governing these activities.

Finally, shareowners would have to consider substantially the same matters if asked to vote on both the Proposal and the Walden Proposal. This would result from the Proposals' shared focus on providing greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's policies governing these activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Walden Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter,

---

[2] The earlier-received proposal in *Johnson & Johnson* also was submitted by Walden Asset Management.

please do not hesitate to call me at (202) 955-8287 or Ryan Swift, the Company's Assistant Secretary, at (404) 828-8188.

Sincerely,

Elizabeth Ising /GB

Elizabeth A. Ising

Enclosures

cc: Ryan Swift, United Parcel Service, Inc.
Sonia Kowal, Zevin Asset Management, LLC

101628981.7

GIBSON DUNN

EXHIBIT A

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 23, 2013

Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.,
Atlanta, Georgia 30328

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. McClure:

Enclosed please find our letter filing the indirect lobbying review proposal to be included in the proxy statement of United Parcel Service, Inc. (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about our company's ties with ALEC, especially given the disconnect between our company's commitment to sustainability and responsiveness to climate change and the support of a partisan, anti-environmental organization. We are filing this proposal to ask our company to develop a discipline to evaluate relationships with organizations that lobby on our company's behalf.

Zevin Asset Management holds, on behalf of our clients, 133,578 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, David Fenton (the Proponent), who has continuously held, for at least one year of the date hereof, 800 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to David Fenton. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

UPS is a corporate board member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, UPS is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet UPS has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state or local levels. A summary report of this review prepared at reasonable cost and omitting proprietary information should be reviewed by the Board Governance Committee and provided to shareholders.

<u>SUPPORTING STATEMENT</u>

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 23, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of United Parcel Service, Inc. from David Fenton. Zevin Asset Management, LLC is the investment advisor to David Fenton and filed a share holder resolution on David Fenton's behalf.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8201
Fax 855-536-5206
Toll Free 800-225-2385 Ext. 8201
peter.alberding@ubs.com

Peter R. Alberding
Senior Vice President - Investments

www.ubs.com

September 23, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 800 shares of common stock in United Parcel Service, Inc. (UPS) owned by David Fenton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of UPS and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor David Fenton and is planning to co-file a share holder resolution on David Fenton's behalf.

Sincerely,

Kelley A. Bowker
UBS Financial Services, Inc.

55 Glenlake Parkway, N.E.
Atlanta, GA 30328
404.828.6000

October 10, 2013

VIA OVERNIGHT MAIL AND E-MAIL

Sonia Kowal
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

I am writing on behalf of United Parcel Service, Inc. (the "Company"), which received the shareowner proposal entitled "Review Lobbying at Federal, State, Local Levels" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal"). Your September 23, 2013 letter accompanying the Proposal indicates that Zevin Asset Management, LLC ("Zevin") filed the Proposal on behalf of David Fenton.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. First, your September 23, 2013 letter did not include any documentation demonstrating that Mr. Fenton has granted Zevin legal authority to submit the Proposal on Mr. Fenton's behalf. In order for the Proposal to be properly submitted by Mr. Fenton, you must provide a copy of Zevin's authorization from Mr. Fenton to submit the Proposal as Mr. Fenton's qualified legal representative. Absent such documentation, it would appear that the Proposal is being submitted to the Company by Zevin, in which case Zevin must provide proof of its own ownership of at least $2,000, or 1%, of the Company's shares entitled to vote on the Proposal for at least one year as of the date the Proposal was submitted to the Company (September 23, 2013), as required by Rule 14a-8(b) under the Securities Exchange Act of 1934.

In addition, under Rule 14a-8(b), a shareowner proponent must provide the company with a written statement that the proponent intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of your authority to make such a statement on Mr. Fenton's behalf. In addition, to the extent the statement is based on Zevin's discretion over Mr. Fenton's account, it is insufficient because Mr. Fenton presumably has the ability to override your discretion. To remedy this defect, either (1) Mr. Fenton must submit a written statement that he intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of

Shareowners; or (2) Zevin must provide documentation that it is authorized to make such a statement on Mr. Fenton's behalf.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at United Parcel Service, Inc., 55 Glenlake Parkway, Atlanta, GA 30328. Alternatively, you may transmit any response by facsimile to me at (404) 828-6912.

If you have any questions with respect to the foregoing, please contact me at (404) 828-8188. For your reference, I enclose a copy of Rule 14a-8 and the SEC's Staff Legal Bulletin No. 14F.

Sincerely,

Ryan Swift

Enclosures

David Fenton

FISMA & OMB Memorandum M-07-16

October 11, 2013

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues and the filing of shareholder resolutions on behalf of shares held in my name. It is important to me as a client that this takes place. I authorize Zevin Asset Management to file the resolution at UPS on indirect lobbying using my shares.

I intend to hold UPS' shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,

David Fenton

GIBSON DUNN

EXHIBIT B

Walden Asset Management
Advancing sustainable business practices since 1975

August 2, 2013

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway NE
Atlanta, GA 30328

Dear Ms. McClure:

Walden Asset Management holds at least 236,204 shares of United Parcel Service stock on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.5 billion in assets under management. We are pleased to be a long-term owner of United Parcel Service stock. We also believe United Parcel Service is a leader on many fronts on the environmental, social and governance issues.

As we did last year, Walden Asset Management is filing this resolution with United Parcel Service seeking a review of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue on this important topic as we have on many other issues in the past.

We are filing the enclosed shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of United Parcel Service shares. Walden Asset Management will act as the primary filer of the resolution. We will be joined by other co-filers.

We have been a shareholder for more than one year holding over $2,000 of United Parcel Service shares and will continue to hold over $2,000 shares of United Parcel Service stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian State Street Bank who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

UPS Lobbying Disclosure

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

We have a strong interest in full disclosure of our company's lobbying activities and expenditures to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of United Parcel Service ("UPS") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We appreciate UPS updating its oversight and disclosure on political spending and lobbying but crucial information on lobbying through trade associations is still secret.

UPS spent approximately $15.2 million in 2010 to 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Reports*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

For example, UPS does not disclose or explain to investors its contributions to the highly controversial American Exchange Legislative Council (ALEC). UPS sits on ALEC's Private Enterprise Board and made a $25,000 contribution in 2011.

Over 50 companies left ALEC in light of controversy regarding its positions including Coca Cola, Dell Computers, General Electric, Johnson & Johnson, McDonalds, Procter & Gamble and Unilever.

Finally, UPS sits on the Board of the Chamber of Commerce, the largest lobbyist spender, which spent over $1 billion lobbying since 1998. Yet UPS does not disclose portions of its trade association payments used for lobbying.

GIBSON DUNN

EXHIBIT A

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 23, 2013

Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.,
Atlanta, Georgia 30328

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. McClure:

Enclosed please find our letter filing the indirect lobbying review proposal to be included in the proxy statement of United Parcel Service, Inc. (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about our company's ties with ALEC, especially given the disconnect between our company's commitment to sustainability and responsiveness to climate change and the support of a partisan, anti-environmental organization. We are filing this proposal to ask our company to develop a discipline to evaluate relationships with organizations that lobby on our company's behalf.

Zevin Asset Management holds, on behalf of our clients, 133,578 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, David Fenton (the Proponent), who has continuously held, for at least one year of the date hereof, 800 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to David Fenton. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

UPS is a corporate board member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, UPS is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet UPS has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state or local levels. A summary report of this review prepared at reasonable cost and omitting proprietary information should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 23, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of United Parcel Service, Inc. from David Fenton. Zevin Asset Management, LLC is the investment advisor to David Fenton and filed a share holder resolution on David Fenton's behalf.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8201
Fax 855-536-5206
Toll Free 800-225-2385 Ext. 8201
peter.alberding@ubs.com

Peter R. Alberding
Senior Vice President - Investments

www.ubs.com

September 23, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 800 shares of common stock in United Parcel Service, Inc. (UPS) owned by David Fenton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of UPS and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor David Fenton and is planning to co-file a share holder resolution on David Fenton's behalf.

Sincerely,

Kelley A. Bowker
UBS Financial Services, Inc.

55 Glenlake Parkway, N.E.
Atlanta, GA 30328
404.828.6000

October 10, 2013

VIA OVERNIGHT MAIL AND E-MAIL

Sonia Kowal
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

I am writing on behalf of United Parcel Service, Inc. (the "Company"), which received the shareowner proposal entitled "Review Lobbying at Federal, State, Local Levels" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal"). Your September 23, 2013 letter accompanying the Proposal indicates that Zevin Asset Management, LLC ("Zevin") filed the Proposal on behalf of David Fenton.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. First, your September 23, 2013 letter did not include any documentation demonstrating that Mr. Fenton has granted Zevin legal authority to submit the Proposal on Mr. Fenton's behalf. In order for the Proposal to be properly submitted by Mr. Fenton, you must provide a copy of Zevin's authorization from Mr. Fenton to submit the Proposal as Mr. Fenton's qualified legal representative. Absent such documentation, it would appear that the Proposal is being submitted to the Company by Zevin, in which case Zevin must provide proof of its own ownership of at least $2,000, or 1%, of the Company's shares entitled to vote on the Proposal for at least one year as of the date the Proposal was submitted to the Company (September 23, 2013), as required by Rule 14a-8(b) under the Securities Exchange Act of 1934.

In addition, under Rule 14a-8(b), a shareowner proponent must provide the company with a written statement that the proponent intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of your authority to make such a statement on Mr. Fenton's behalf. In addition, to the extent the statement is based on Zevin's discretion over Mr. Fenton's account, it is insufficient because Mr. Fenton presumably has the ability to override your discretion. To remedy this defect, either (1) Mr. Fenton must submit a written statement that he intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of

Shareowners; or (2) Zevin must provide documentation that it is authorized to make such a statement on Mr. Fenton's behalf.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at United Parcel Service, Inc., 55 Glenlake Parkway, Atlanta, GA 30328. Alternatively, you may transmit any response by facsimile to me at (404) 828-6912.

If you have any questions with respect to the foregoing, please contact me at (404) 828-8188. For your reference, I enclose a copy of Rule 14a-8 and the SEC's Staff Legal Bulletin No. 14F.

Sincerely,

Ryan Swift

Enclosures

David Fenton

FISMA & OMB Memorandum M-07-16

October 11, 2013

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues and the filing of shareholder resolutions on behalf of shares held in my name. It is important to me as a client that this takes place. I authorize Zevin Asset Management to file the resolution at UPS on indirect lobbying using my shares.

I intend to hold UPS' shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,

David Fenton

GIBSON DUNN

EXHIBIT B

Walden Asset Management
Advancing sustainable business practices since 1975

August 2, 2013

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway NE
Atlanta, GA 30328

Dear Ms. McClure:

Walden Asset Management holds at least 236,204 shares of United Parcel Service stock on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.5 billion in assets under management. We are pleased to be a long-term owner of United Parcel Service stock. We also believe United Parcel Service is a leader on many fronts on the environmental, social and governance issues.

As we did last year, Walden Asset Management is filing this resolution with United Parcel Service seeking a review of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue on this important topic as we have on many other issues in the past.

We are filing the enclosed shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of United Parcel Service shares. Walden Asset Management will act as the primary filer of the resolution. We will be joined by other co-filers.

We have been a shareholder for more than one year holding over $2,000 of United Parcel Service shares and will continue to hold over $2,000 shares of United Parcel Service stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian State Street Bank who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

282

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

UPS Lobbying Disclosure

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

We have a strong interest in full disclosure of our company's lobbying activities and expenditures to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of United Parcel Service ("UPS") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We appreciate UPS updating its oversight and disclosure on political spending and lobbying but crucial information on lobbying through trade associations is still secret.

UPS spent approximately $15.2 million in 2010 to 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Reports*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

For example, UPS does not disclose or explain to investors its contributions to the highly controversial American Exchange Legislative Council (ALEC). UPS sits on ALEC's Private Enterprise Board and made a $25,000 contribution in 2011.

Over 50 companies left ALEC in light of controversy regarding its positions including Coca Cola, Dell Computers, General Electric, Johnson & Johnson, McDonalds, Procter & Gamble and Unilever.

Finally, UPS sits on the Board of the Chamber of Commerce, the largest lobbyist spender, which spent over $1 billion lobbying since 1998. Yet UPS does not disclose portions of its trade association payments used for lobbying.